SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PEACE ARCH ENTERTAINMENT GROUP INC.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

704586304

(CUSIP Number)

November 2, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

CUSIP No. 704586304	13G	Page 2 of 5 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) FremantleMedia Ltd.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 2,931,125
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 2,931,125
	(8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,931,125
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 13.99%
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 704586304	13G	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:
Peace Arch Entertainment Group Inc.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
Suite 500, 56 East 2nd Avenue, Vancouver, British Columbia V5T 1B1 Canada
Item 2 (a)	Name of Person Filing:
FremantleMedia Ltd.
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
FremantleMedia Ltd. 1 Stephen Street London, England W1T 1AL
Item 2 (c)	Citizenship:
England
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
704586304

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

[X]	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.
(a)	Amount beneficially owned:
See Item 9 on the cover page
(b)	Percent of Class:
See Item 11 on the cover page
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
(ii)	Shared power to vote or direct the vote:

CUSIP No. 704586304	13G	Page 4 of 5 Pages

(iii)	Sole power to dispose or to direct the disposition of:
(iv)	Shared power to dispose or to direct the disposition of: See Items 5-8 on cover page

Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group.
N/A
Item 9.	Notice of Dissolution of Group.
N/A
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 704586304	13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 27, 2005 (Date) /s/ Sarah Tingay (Signature) FremantleMedia Ltd. by Sarah Tingay, Director of Legal and Business Affairs (Name/Title)